April 3, 2007

Via EDGAR and Overnight Delivery

John L. Krug

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	NeurogesX, Inc.
Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-140501)

Dear Mr. Krug:

On behalf of NeurogesX, Inc. (“NeurogesX” or the “Company”), we are responding to the Staff’s letter dated March 30, 2007 (the “Comment Letter”), relating to Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and NeurogesX is filing pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with this response letter. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates. We appreciate the clarifications Ms. Iboyla Ignat provided during a telephone conference on April 2, 2007, regarding a number of the Staff’s accounting-related comments.

FORM S-1

Prospectus summary, page 1

1.	We note your response to comment 8 and reissue the comment. If a single 30 or 60 minute application provides at least 12 weeks of relief, why would one decide to undergo a 60 minute application instead of a 30 minute application? Why were two periods of application selected if the results are same?

In response to the Staff’s comment, we have revised the disclosure to indicate that the application duration statement, as it relates to the completed Phase 3 trials, depends upon the indication. However, we supplementally advise the Staff that the Company designed its completed HIV-DSP trial to study the effects of NGX-4010 for different durations, in order to determine whether different durations provide different clinically-meaningful results. The ongoing Phase 3 HIV-DSP trial, as a confirmatory trial, also studies different durations to determine whether they provide different clinically-meaningful clinical results. Depending upon

John L. Krug

U.S. Securities and Exchange Commission

April 3, 2007

the results of this study, the Company may demonstrate that 30 and/or 60 minute applications provide clinically-meaningful results, and may receive marketing clearance for a 30 and/or a 60 minute application, or both. Prior to obtaining the results from these trials, the Company cannot predict the results of the ongoing studies or what application duration indications will be approved by either the United States or European regulatory agencies, because the Company has not yet begun that process with either agency. This uncertainty has been disclosed in the first four risk factors.

“We face potential product liability exposure…” page 13

2.	We note your response to comment 13. You state that you believe your product liability coverage is adequate and that it may not be sufficient to reimburse you for all your expenses or losses. These statements appear inconsistent. Please explain how you have determined that your coverage is adequate even though it might not cover all your expenses or losses. Alternatively, disclose the limitations of your current coverage.

In response to the Staff’s comment, we have revised the disclosure in the risk factor. We also supplementally advise the Staff that the Company has conducted reviews of its business and industry norms and utilized the experience of its personnel and various service providers in determining appropriate levels of insurance coverage, and believes existing amounts will provide coverage for reasonably foreseeable liabilities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Policies and Significant Judgments and Estimates, pages 32-37

3.	Please refer to your response to our comment number 23 and address the following comments.

•

Analyze, to the extent material, such factors as how accurate the estimate/assumption relating to clinical trial accruals has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

•	Provide a sensitivity analysis relating to your clinical trial accruals based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements.

John L. Krug

U.S. Securities and Exchange Commission

April 3, 2007

In response to the Staff’s comment, we have added disclosure on pages 33 and 34 “Critical Accounting Policies and Significant Judgments and Estimates – Clinical Trial Accruals,” indicating that the Company has not historically experienced significant changes to clinical trial accruals after the reporting periods in which those estimates were made. In addition, we advise the Staff that the Company determines the amounts to accrue related to its clinical trials after it inquires with its internal staff and external vendors regarding matters such as patient activity, including patient screening and screen failure rates during the reporting period, activities that have been performed by clinical sites and other vendors in the clinical trials process, and other relevant elements of contracted services. These incurred but unbilled activities at the end of the reporting period are accrued by reference to the underlying signed contracts. As these inquiries typically occur immediately after the end of the reporting period, and prior to the closing of its general ledger, and include activities up through the end of the reporting period, but before invoices have been submitted for such services, the Company considers accruals derived from such inquiries to be estimates. In the case of clinical research organizations (“CROs”), the Company values activities based upon contracted services in the Company’s agreements. The Company’s CROs and other external vendors, including clinical site investigators, have typically been able to provide the Company with information as to activities incurred up through the end of the Company’s reporting period. As such, the Company’s experience has been that its estimates are substantially accurate and, therefore, the Company has not experienced subsequent material changes to them. However, due to their nature as estimates, the Company cannot rule out potential changes in future periods. If any such changes in estimates occur, the Company plans to account for them prospectively as changes in estimates in accordance with appropriate accounting guidance.

With regard to the Staff’s comment regarding sensitivity analysis, we respectfully advise the Staff that the Company’s clinical trial accruals are made based on estimates of actual activities incurred during a reporting period, and reflect management’s best judgment, at the time of reporting, as to the adequacy of such accruals. As obligations under agreements for clinical trial costs are activity-based and not outcome-based, we respectfully submit that sensitivity analysis of potential outcomes would not provide meaningful insight into the Company’s financial condition or results of operations.

Liquidity and Capital Resources, pages 39-41

4.

We refer to the third paragraph on page 55 where you disclose that you will be required to pay royalties on net sales and three annual cash payments in the event of an initial public offering or if you are acquired. Please clarify for us whether these payments meet the criteria as a purchase obligation and are included in your contractual obligations table pursuant to Item 303(a)(5) of Regulation S-K. If they are not included, tell us your basis for a) excluding them from the table and b) not

John L. Krug

U.S. Securities and Exchange Commission

April 3, 2007

providing disclosure to the table informing investors that it excludes these types of payments and the reasons therefore. Please refer to Financial Reporting Release 72, section IV.

In response to the Staff’s comment, we have amended the disclosures in Liquidity and Capital Resources to include a discussion of cash payment obligations in the event of completion of the Company’s initial public offering or if the Company is acquired. At the price estimated in this offering, the amount of such liability is less than $20,000. In addition, we respectfully advise the Staff that narrative disclosure of these obligations is appropriate as the amount of such obligations are not determinable at this time given that the initial public offering completion is not assured nor is product approval or the amount of product sales subject to royalties, if any. Further, we believe that the amount of the three annual cash payments will not be material to the Company’s financial condition.

Consolidated Financial Statements

5.	Refer to our comment number 37 and your response. Please include the information requested in the notes to the financial statements. Disclose, at a minimum, the following information for all equity instruments (i.e. options, warrants, preferred stock etc.) granted to employees and non-employees during the 12 months prior to the date of the most recent balance sheet included in the filing:

a.	For each grant date, the number of options or equity instruments granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option

b.	Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective

In response to the Staff’s comment, we have amended the disclosures in Footnote 10 to the Consolidated Financial Statements to include the tabular disclosure of options granted and reassessed value from Managements’ Discussion and Analysis. We have updated these disclosures to break out separately options granted to non-employees. In addition, we have updated this disclosure to indicate that our determination of reassessed value was based on contemporaneous valuations made at December 31, 2005 and November 30, 2006 using a market approach.

6.	It is not clear how you addressed certain aspects of comment 38 in Management’s Discussion and Analysis and thus the comment is being reissued. Please disclose the following information relating to your issuances of equity instruments:

a.	Disclose the specific factors, assumptions, and methodology used within the valuation method. For example, specifically state the key milestones during

John L. Krug

U.S. Securities and Exchange Commission

April 3, 2007

2005 and 2006 and how those milestones relate to changes in fair value. State what acceptable valuation methodology was used (i.e. income or market approach) and the assumptions used in that methodology.

b.	When your IPO price range has been set, discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by the valuation.

c.	Disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented.

In response to the Staff’s comment we have amended the disclosure to be more specific with regard to the Company’s methodology for determining reassessed value of the Company’s common stock. Specifically, we have indicated that the Company’s reassessed value involved market-based contemporaneous valuations at two dates, December 31, 2005 and November 30, 2006. In addition, we have provided additional disclosure regarding key milestones that the Company believes were responsible for increases in its reassessed value both prior to the initial valuation date (December 31, 2005) as well as for the period between the valuation dates (January 1, 2006 through November 30, 2006).

The Company acknowledges the need to evaluate its reassessed value and its disclosures related to the adequacy of such reassessed fair value in light of the price range per share of the common stock to be issued and sold in the Company’s proposed initial public offering, when such price range is determined. We respectfully advise the Staff, that while the Company has not yet included an initial public offering price range in its registration statement, the Company’s conclusions regarding reassessed fair value, particularly in the period from November 30, 2006 to present, have incorporated the valuation analyses of its financial advisors, including its lead underwriter, and accordingly, the Company believes that its reassessed value adequately takes into consideration likely initial public offering price ranges.

We have amended the disclosure to provide for the disclosure of intrinsic value of its vested and unvested options based upon its initial public offering price range. The Company plans to complete this disclosure when a price range is indicated in its registration statement.

8. Redeemable Convertible Preferred Stock, F-20

7.	We will evaluate your response to comment 42 regarding a beneficial conversion feature relating to your C2 preferred stock issued in 2006 in connection with our

John L. Krug

U.S. Securities and Exchange Commission

April 3, 2007

analysis of your methodologies and assumptions used in valuing your common stock.

In response to the Staff’s comment we acknowledge the Staff’s continuing evaluation and we respectfully advise the Staff that the Company’s issuance of series C2 preferred stock in 2006 resulted from the execution of the preferred stock financing agreement entered into in November 2005. In addition, all issuances of series C2 preferred stock (in November 2005, February 2006, May 2006 and August 2006), at $0.75 per share, were in excess of the reassessed fair value of common stock at the date of such issuances which were $0.28, $0.31, $0.48 and $0.60 per common share, respectively. In addition, the last tranche in August 2006 was six months prior to the initial filing of the Registration Statement.

We further advise the Staff that the key milestone in 2006 that resulted in a significant increase in reassessed fair value of common stock, specifically the Company’s positive Phase 3 result in its PHN study, occurred in October 2006, approximately two months after the last series C2 preferred stock issuance. In addition, we advise the Staff that a contemporaneous valuation performed using a market-based approach, at November 30, 2006, valued the Company’s common stock in a range of $0.70 to $0.82 per common share. This valuation explicitly took into account the value created by the Company’s positive Phase 3 clinical trial result. We therefore respectfully submit that no beneficial conversion feature is applicable to the Company’s series C2 preferred stock issuances.

Conversion and Voting Rights, page F-21

8.	We have read your analysis in Appendix A. Please confirm to us that you expect to offer enough shares at your anticipated IPO price to aggregate an offering price of at least $150,000,000.

In response to the Staff’s comment, we respectfully advise the Staff that the Company has obtained the written consent of its stockholders to trigger an automatic conversion feature of its Amended and Restated Certificate of Incorporation that provides for conversion of all outstanding preferred stock automatically in connection with the Company’s initial public offering, in the event that the aggregate offering price does not result in a value of $150 million.

Preferred Stock Warrant Liability, page F-22

9.	Please revise your disclosures to include the information provided to us supplementally in your response to comment 44 as appropriate.

John L. Krug

U.S. Securities and Exchange Commission

April 3, 2007

In response to the Staff’s comment we have amended the disclosures in Footnote 9 of the Consolidated Financial Statements to incorporate the supplemental information provided in response to the Staff’s original comment 44.

Notes Receivable from Stockholders, page F-24

10.	Please provide us the calculation as requested in comment 36 of the compensation expense recorded in 2006 relating to the shares of common stock issued upon payment of note receivable. Also, please provide us the journal entries for these transactions so we can better understand your accounting treatment. You state in your Statement of Stockholders’ Equity (Deficit) on page F-7 that your payment of notes receivable was at $0.06-$0.08 per share. Tell us how your valuation in the transaction relates to the valuation of your common stock at the date of payment. Since the shares were not considered issued until payment of the note, it appears the value used should be the value of the common stock on the date of repayment.

In response to the Staff’s comment, we respectfully advise the Staff that due to the Company’s accounting for notes receivable as non-recourse notes in accordance with EITF 00-23 Issue 34, the Company accounted for the options that were exercised with such notes as outstanding options until the related notes receivable and accompanying interest were repaid. As such, the Company applied variable accounting to the related options in all periods prior to the notes receivable being repaid. Variable accounting in accordance with APB No. 25 and FIN No. 28 was applied (as described in our response to the Staff’s original Comment 36) based upon the reassessed value of the common stock (as described in Appendix A to our response to the Staff’s original Comment 38).

We supplementally provide the Staff with the computation of the compensation expense recorded in 2006. However, we note that the compensation expense is comprised of 11 separate stock options exercised with non-recourse notes. As such we provide the Staff with an example of such computation as follows:

For the years ended December 31 (in thousands except share and per share amounts):

	Number of Shares	Original Exercise Price	Reassessed Common Stock Fair Value	Intrinsic Value	Percentage based upon Accelerated Method	Cumulative Stock Comp Expense	Stock Comp Expense Previously Recognized		Stock Comp Expense Current Period
2005	1,250,000	$0.08	$0.31	$287.5	95.0%	$273.1	$324.0	*	($50.9)
2006	1,250,000	$0.08	$1.08	$1,250.0	99.9%	$1,248.8	$273.1		$975.6

*	Amount previously recognized determined in the same method since 2004 for this particular stock option.

John L. Krug

U.S. Securities and Exchange Commission

April 3, 2007

The journal entry to record expense for December 31, 2006 associated with variable accounting of the above stock option is as follows (in thousands):

Dr Compensation Expense $975.6

Cr Additional paid in capital $975.6

Upon repayment of the above note receivable by the holder, the journal entry to reflect the exercise of the related option to purchase common stock is as follows (in thousands):

Dr Cash (amount received in payment of note which includes principal of $100.0 and accrued interest of $28.6) $128.6

Cr Common stock (par value of the number of common shares issued) $0.1

Cr Additional paid in capital (excess of amounts received for exercise of options over par value of common stock including interest thereon) $128.5

Note that certain of the notes receivable were forgiven on January 1, 2007 by the Company’s Board of Directors. As such, instead of a debit to cash, stock compensation expense will be debited.

As a result of the accounting described above, as of the end of each reporting period, compensation expense relating to the outstanding options related to the notes receivable were valued at the then-current fair value (based upon reassessed fair value of common stock) and consequently, no additional expense is recorded upon the payment of the related note receivable.

We would very much appreciate the Staff’s prompt review of Amendment No. 2. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ David J. Saul

David J. Saul